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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-6334
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                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB
[ ]Form N-SAR

                           For Period Ended: December 31, 2001

                           [ ]      Transition Report on Form 10-K
                           [ ]      Transition Report on Form 20-F
                           [ ]      Transition Report on Form 11-K
                           [ ]      Transition Report on Form 10-Q
                           [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

                 Nothing in the form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

                 If the notification relates to a portion of the
                  filing checked above, identify the Item(s) to
                         which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Brainworks Ventures, Inc.
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Full Name of Registrant

Former Name if Applicable:

101 Marietta Street, Suite 3450
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Address of Principal Executive Office (STREET AND NUMBER)

Atlanta, Georgia  30303
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

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[X] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach extra sheets if needed.)

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2001 due to the time and attention required of the Registrant's management in negotiating, structuring and implementing recent strategic initiatives. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Marc J. Schwartz                 404            524-1667, Ext. 3272
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           (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant will report a net loss of approximately $876,000 for the quarter ended December, 2001, compared to net loss of $100,000 for the quarter ended December 31, 2000. This change is due primarily to expenses of approximately $896,000 incurred in the quarter ended December 31, 2001.


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SIGNATURE

         Brainworks Ventures, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    February 15, 2002

                                    By:      /s/ Marc J. Schwartz
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                                                 Marc J. Schwartz
                                                 Vice-President


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